Filed by Xerox Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HP Inc.

(Commission File No. 001-04423)

The following communication has been published in The Wall Street Journal on March 2, 2020.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Exchange, dated March 2, 2020, and the related Letter of Election and Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other applicable laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser (as defined below) by Citigroup Global Markets, Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Exchange

Each Outstanding Share of Common Stock (including the Associated Rights to Purchase Preferred Stock)

of

HP Inc.

for

$18.40 in cash and

0.149 Common Shares of Xerox Holdings Corporation,

subject to the election and proration procedures described in the Offer to Exchange,

Dated March 2, 2020,

and the related Letter of Election and Transmittal

by

XHC Acquisition Corp.,

a wholly owned subsidiary of

Xerox Holdings Corporation

XHC Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Xerox Holdings Corporation, a New York corporation (“Xerox”), is offering to exchange, subject to certain conditions, as described below, any and all of the issued and outstanding shares of common stock (including the associated rights to purchase preferred stock), par value $0.01 per share (the “Shares”), of HP Inc., a Delaware corporation (“HP”), for, at the election of the holder, $18.40 in cash and 0.149 shares of common stock (“Xerox Common Stock”) of Xerox (the “Standard Election Consideration”), an amount in cash (the “Cash Election Consideration”) equal to the equivalent market value of the Standard Election Consideration (based on the average of the closing prices of Xerox Common Stock as quoted on the New York Stock Exchange (the “NYSE”) on each of the five NYSE trading days ending on the 10th business day preceding the Expiration Date (as defined below)), or a number of shares of Xerox Common Stock (the “Stock Election Consideration”) having a value equal to the equivalent market value of the Standard Election Consideration (based on the average of the closing prices of Xerox Common Stock as quoted on the NYSE on each of the five NYSE trading days ending on the 10th business day preceding the Expiration Date), upon the terms and subject to the conditions, including the election and proration procedures, described in the Offer to Exchange, dated March 2, 2020 (the “Offer to Exchange”), and in the related Letter of Election and Transmittal (the “Letter of Election and Transmittal” which, together with the Offer to Exchange and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depository”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Election and Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it will charge any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 21, 2020, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire all of the outstanding Shares in order to combine the businesses of Xerox and HP. The Purchaser currently intends to seek maximum representation on the board of directors of HP (the “HP Board”) and, as soon as practicable after consummation of the Offer, to seek to have HP consummate a merger or other similar business combination with the Purchaser (the “Second-Step Merger”). The purpose of the Second-Step Merger is for Xerox to acquire all issued and outstanding Shares that are not acquired in the Offer. In the Second-Step Merger, each remaining Share (other than Shares held by Xerox and its subsidiaries and Shares held in treasury by HP and other than Shares held by HP stockholders who properly exercise applicable dissenters’ rights under Delaware law), will be cancelled and converted into the right to receive, at the election of the holder, the Standard Election Consideration, the Cash Election Consideration or the Stock Election Consideration, subject to proration.

The Offer is being made without the prior approval of the HP Board.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn before the expiration of the Offer a number of Shares which, together with any Shares then owned by the Purchaser or which the Purchaser has a right to acquire, represents a majority of the total number of Shares outstanding on a fully diluted basis, (2) the HP Board redeeming the associated preferred stock purchase rights or Xerox being satisfied, in its sole discretion, that the rights have been invalidated or are otherwise inapplicable to the Offer and the Second-Step Merger, (3) the HP Board having approved the Offer and the Second-Step Merger under Section 203 of the Delaware General Corporation Law (the “DGCL”) or Xerox being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the Second-Step Merger, (4) Xerox shareholders having approved (a) the issuance of Xerox Common Stock contemplated in connection with the Offer and the Second-Step Merger, in accordance with the rules of the NYSE, on which the Xerox Common Stock is listed and (b) other matters ancillary to the Offer and the Second-Step Merger, (5) (a) the waiting period applicable to the Offer and the Second-Step Merger under (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) any other applicable antitrust laws and regulations having expired or terminated and (b) any approvals or clearances determined by Xerox to be required or advisable thereunder having been obtained, (6) the Xerox Common Stock issuable to HP stockholders in connection with the Offer and the Second-Step Merger being approved for listing on the NYSE, subject to official notice of issuance, and (7) the registration statement of which the Offer to Exchange is a part becoming effective under the Securities Act of 1933, as amended, no stop order suspending the effectiveness of the registration statement having been issued, and no proceedings for that purpose having been initiated or be threatened, by the Securities and Exchange Commission. The Offer is also subject to the other conditions described in the Offer to Exchange. If any such condition is not satisfied, Xerox may (but is not required to) (1) extend, for any reason, the period of time during which the Offer is open, (2) delay acceptance for exchange of, or the exchange of, Shares, subject to applicable law, (3) amend or terminate the Offer for any reason without accepting for exchange or exchanging any Shares, and (4) waive any such conditions at any time, except for certain conditions as described in the Offer to Exchange, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depository and by making public announcement thereof. Consummation of the Offer is not subject to any financing conditions.

The term “Expiration Date” means 5:00 p.m., New York City time, on April 21, 2020, unless extended by Xerox, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires. Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. No subsequent offering period will be available after the Offer.

For purposes of the Offer, Xerox will be deemed to have accepted for exchange, and thereby exchanged, Shares validly tendered and not properly withdrawn, if and when Xerox gives oral or written notice to the Depository of Xerox’s acceptance for exchange of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, exchange of Shares accepted for exchange pursuant to the Offer will be made by deposit of the Offer consideration being exchanged therefor with the Depository, which will act as agent for tendering HP stockholders for the purpose of receiving the Offer consideration from Xerox and transmitting such Offer consideration to tendering HP stockholders whose Shares have been accepted for exchange. Under no circumstances will Xerox pay interest on the Offer consideration for Shares, regardless of any extension of the offer or other delay in making such exchange.

In order for HP stockholders to validly tender Shares pursuant to the Offer, the Depository must receive prior to the Expiration Date the Letter of Election and Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Exchange), and any other documents required by the Letter of Election and Transmittal, at one of its addresses set forth on the back cover of the Offer to Exchange and either (1) the certificates representing tendered Shares must be received by the Depository at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described in the Offer to Exchange and a book-entry confirmation must be received by the Depository (including an Agent’s Message), in each case prior to the Expiration Date, or (2) the tendering HP stockholder must comply with the guaranteed delivery procedures described in the Offer to Exchange.

HP stockholders who wish to tender their Shares should complete the “Exchange Offer Election” section in the Letter of Election and Transmittal to elect the type of consideration to be received in exchange for the Shares being tendered thereby. If an election is not made, or is not properly made, the tendering HP stockholder will be treated as if they made the election made for the greatest number of Shares that were tendered in the Offer in respect of which an affirmative election was made, subject to proration.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after May 2, 2020, unless such Shares have been accepted for exchange as provided in the Offer to Exchange. To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Exchange. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Depository, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depository and, unless such Shares have been tendered by or for the account of an Eligible Guarantor Institution (as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Exchange, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. Withdrawals of tendered Shares may not be rescinded. Any tendered Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in the Offer to Exchange.

The Offer and the Second-Step Merger will be a taxable transaction for U.S. federal income tax purposes. Stockholders should consult their tax advisors about the particular effect the proposed transactions will have on their Shares and the tax consequences to them of participating in the Offer and the Second-Step Merger (including the application and effect of any state, local or foreign income and other tax laws).

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Exchange and the related Letter of Election and Transmittal and is incorporated herein by reference.

A request is being made to HP for the use of its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Exchange and the related Letter of Election and Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Exchange and the related Letter of Election and Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agents or the Dealer Manager at the respective telephone numbers and addresses set forth below. Additional copies of the Offer to Exchange and the related Letter of Election and Transmittal and other tender offer materials may be obtained from the Information

Agent or from brokers, dealers, commercial banks and trust companies, and such copies will be furnished promptly at Xerox’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agents for the Offer are:

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Banks and Brokers Call Collect: (212) 269-5550 All Others Call Toll-Free: (866) 721-1324 Email: XRX-HPQ@dfking.com	Harkins Kovler, LLC 3 Columbus Circle, 15th Floor New York, NY 10019 Banks and Brokers Call Collect: (212) 468-5380 All Others Call Toll-Free: (800) 257-3995 Email: XRX-HPQ@harkinskovler.com

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

United States of America

Call Toll Free: (877) 531-8365

March 2, 2020

Forward-Looking Statements

This communication, and other written or oral statements made from time to time by management contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should”, “targeting”, “projecting”, “driving” and similar expressions, as they relate to us, our performance and/or our technology, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to: our ability to address our business challenges in order to reverse revenue declines, reduce costs and increase productivity so that we can invest in and grow our business; our ability to attract and retain key personnel; changes in economic and political conditions, trade protection measures, licensing requirements and tax laws in the United States and in the foreign countries in which we do business; the imposition of new or incremental trade protection measures such as tariffs and import or export restrictions; changes in foreign currency exchange rates; our ability to successfully develop new products, technologies and service offerings and to protect our intellectual property rights; the risk that multi-year contracts with governmental entities could be terminated prior to the end of the contract term and that civil or criminal penalties and administrative sanctions could be imposed on us if we fail to comply with the terms of such contracts and applicable law; the risk that partners, subcontractors and software vendors will not perform in a timely, quality manner; actions of competitors and our ability to promptly and effectively react to changing technologies and customer expectations; our ability to obtain adequate pricing for our products and services and to maintain and improve cost efficiency of operations, including savings from restructuring actions; the risk that confidential and/or individually identifiable information of ours, our customers, clients and employees could be inadvertently disclosed or disclosed as a result of a breach of our security systems due to cyber attacks or other intentional acts; reliance on third parties, including subcontractors, for manufacturing of products and provision of services; the exit of the United Kingdom from the European Union; our ability to manage changes in the printing environment and expand equipment placements; interest rates, cost of borrowing and access to credit markets; funding requirements associated with our employee pension and retiree health benefit plans; the risk that our operations and products may not comply with applicable worldwide regulatory requirements, particularly environmental regulations and directives and anti-corruption laws; the outcome of litigation and regulatory proceedings to which we may be a party; any impacts resulting from the restructuring of our relationship with Fujifilm Holdings Corporation; the shared services arrangements entered into by us as part of Project Own It; the ultimate outcome of any possible transaction between Xerox Holdings Corporation (“Xerox”) and HP Inc. (“HP”), including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those proposed; uncertainties as to whether HP will cooperate with Xerox regarding the proposed transaction; the ultimate result should Xerox determine to commence a proxy contest for election of directors to HP’s board of directors; Xerox’s ability to consummate the proposed transaction with HP; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Xerox’s ability to finance the proposed transaction with HP; Xerox’s indebtedness, including the substantial indebtedness Xerox expects to incur in connection with the proposed transaction with HP and the need to generate sufficient cash flows to service and repay such debt; the possibility that Xerox may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate HP’s operations with those of Xerox; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees may be difficult; and general economic conditions that are less favorable than expected. Additional risks that may affect Xerox’s operations and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Xerox’s 2019 Annual Report on Form 10-K, as well as in Xerox Corporation’s and Xerox Holdings Corporation’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. These forward-looking statements speak only as of the date of this communication or as of the date to which they refer, and Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

This communication relates to a proposal that Xerox has made for a business combination transaction with HP and the exchange offer which Xerox, through XHC Acquisition Corp., its wholly owned subsidiary, has made to HP stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer documents) and a registration statement on Form S-4 filed by Xerox on March 2, 2020. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. Subject to future developments, Xerox (and, if applicable, HP) may file one or more proxy statements or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Xerox and/or HP may file with the SEC in connection with the proposed transaction.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Investors and security holders of Xerox and HP are urged to read the tender offer statement (including the offer to exchange, the letter of election and transmittal and other related offer documents), the registration statement and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Xerox and/or HP, as applicable. Investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Xerox through the web site maintained by the SEC at www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.

This communication shall not constitute an offer to sell or solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Xerox and its directors and executive officers and other members of management and employees and the candidates identified by Xerox in the notice of its intention to nominate such candidates for election at HP’s 2020 Annual Meeting of Stockholders (the “Xerox nominees”) may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions, including with respect to HP’s 2020 Annual Meeting of Stockholders. You can find information about Xerox’s executive officers and directors in the Current Report on Form 8-K filed by Xerox Holdings Corporation with the SEC on July 31, 2019, the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019 and the combined Annual Report on Form 10-K for the year ended December 31, 2019 filed by Xerox Holdings Corporation and Xerox Corporation with the SEC on February 28, 2020. To the extent holdings of Xerox securities by Xerox’s executive officers and directors have changed from the amounts of securities of Xerox Corporation (the predecessor issuer to Xerox Holdings Corporation) held by such persons as reflected in the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the Xerox nominees is available at www.XplusHP.com and will be included in the proxy statement Xerox intends to file with the SEC should Xerox determine to commence a proxy contest for election of directors to HP’s board of directors. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.